FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES	EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE

(In thousands)	For Nine Months Ended September 30

	2005	2004
Net Income	$37,283	$31,586

Computation of average shares outstanding

Shares outstanding at beginning of year	28,118	27,825

Shares issued or repurchased during the year times average time outstanding during the year	167	102

Average basic shares outstanding	28,285	27,927

Dilutive shares	157	170

Average diluted shares outstanding	28,442	28,097

Basic earnings per share	$1.32	$1.13

Diluted earnings per share	$1.31	$1.12